                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                 SCHEDULE TO/A
                                (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. 3 (FINAL AMENDMENT))

                                      AND

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)

                                ---------------

                                EMUSIC.COM INC.
                      (Name of Subject Company (Issuer))

                     UNIVERSAL ACQUISITION CORP. (OFFEROR)
                 UNIVERSAL MUSIC GROUP, INC. (OFFEROR PARENT)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)

                                   292476108
                     (CUSIP Number of Class of Securities)

                                ---------------

                               LAWRENCE KENSWIL
                               PRESIDENT, ELABS
                             UNIVERSAL MUSIC GROUP
                       2220 COLORADO AVENUE, SIXTH FLOOR
                            SANTA MONICA, CA  90404
                           TELEPHONE: (310) 865-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                   COPY TO:
                             RUTH E. FISHER, ESQ.
                             KEVIN S. MASUDA, ESQ.
                          MUNGER, TOLLES & OLSON LLP
                            355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

    $36,364,204                                                 $7,273

--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 43,202,110 shares of the outstanding common stock, par value $0.001 per share, of the Subject Company (the "Subject Company Stock"), (ii) 13,203,224 shares of Subject Company Stock issuable upon exercise of outstanding options, and (iii) 7,391,514 shares of Subject Company Stock issuable upon exercise of outstanding warrants, each at an offer price of $0.57 per share.

--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $7,273

     Form or Registration No.: Schedule TO

     Filing Party: Universal Music Group, Inc. and Universal Acquisition Corp.

     Date Filed: April 20, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                SCHEDULE 13D/A

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on April 16, 2001, by Universal Acquisition Corp., Universal Music Group, Inc., and Vivendi Universal, as amended by Amendment No. 1 filed on May 22, 2001.

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Universal Acquisition Corp.
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORANIZATION

     Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                    7
      SHARES              37,000,584
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                    8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    9
     REPORTING            37,000,584
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                   10
       WITH
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     37,000,584
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 85.6%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Universal Music Group, Inc.
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     WC
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5    TO ITEMS 2(e) or 2(f) [_]

------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     California
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                   7
       SHARES             37,000,584
                   -----------------------------------------------------------
    BENEFICIALLY          SHARED VOTING POWER
                   8
      OWNED BY
                   -----------------------------------------------------------
        EACH              SOLE DISPOSITIVE POWER
                   9
      REPORTING           37,000,584
                   -----------------------------------------------------------
       PERSON             SHARED DISPOSITIVE POWER
                   10
        WITH
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     37,000,584
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 85.6%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
-----------------------------------------------------------------------------

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vivendi Universal
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) or 2(f) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     France
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                   7
      SHARES              37,000,584
                   -----------------------------------------------------------
    BENEFICIALLY          SHARED VOTING POWER
                   8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                   9
     REPORTING            37,000,584
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                   10
       WITH
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     37,000,584
------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 85.6%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------

                                 SCHEDULE TO/A

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Universal Music Group, Inc., a California corporation ("Parent"), and Universal Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Parent, on April 20, 2001, as amended by (i) Amendment No. 1 to Schedule TO, filed by Parent and Purchaser on May 1, 2001, and (ii) Amendment No. 2 to Schedule TO, filed by Parent and Purchaser on May 18, 2001 (such Tender Offer Statement on Schedule TO and all amendments thereto collectively constituting the "Schedule TO").

     The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $0.001 (the "Shares"), of EMusic.com Inc., a Delaware corporation (the "Company"), at the purchase price of $0.57 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 of the Schedule TO is hereby amended and supplemented by including the following:

               The Offer's subsequent offering period expired at 5:00 p.m., New York City time, on Friday, June 1, 2001. Purchaser has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the Offer Price. Based on information provided by American Stock Transfer & Trust Company, the depositary for the Offer, Purchaser has acquired approximately 37,000,584 Shares (127,027 of which were tendered in the subsequent offering period pursuant to procedures for guaranteed delivery), or approximately 85.6% of the outstanding Shares as of June 1, 2001.

               Pursuant to the Merger Agreement, because Purchaser has acquired more than 80% of the outstanding Shares, Purchaser has the option to acquire from the Company that number of newly issued Shares which will, when added to the Shares previously acquired, give Purchaser 90% of the total outstanding Shares. Purchaser intends to exercise this option as soon as practicable.

               Further pursuant to the Merger Agreement, Purchaser then intends to cause the Merger (as defined in the Offer to Purchase) to become effective as soon as practicable. In connection with the Merger, each Share owned by Parent or Purchaser, or any wholly owned subsidiary of Parent or the Company, or held in treasury by the Company, will be canceled and retired, and all other Shares issued and outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase) will be canceled and converted automatically into the right to receive $0.57 in cash per Share.


ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

     (a)(10) Text of press release issued by Parent, dated June 4, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Schedules TO/A and 13D/A            UNIVERSAL ACQUISITION CORP.

                                    By
                                       /s/ Lawrence Kenswil
                                    ____________________________________
                                    Name: Lawrence Kenswil
                                    Title: Executive Vice President



Schedules TO/A and 13D/A            UNIVERSAL MUSIC GROUP, INC.

                                    By
                                       /s/ Lawrence Kenswil
                                    ____________________________________
                                    Name: Lawrence Kenswil
                                    Title: Executive Vice President



Schedule 13D/A                      VIVENDI UNIVERSAL

                                    By
                                        /s/ Lawrence Kenswil
                                    ____________________________________
                                    Name: Lawrence Kenswil
                                    Title: Attorney-in-Fact


Dated: June 4, 2001

                                 EXHIBIT INDEX
Exhibit
-------

(a)(1)* Offer to Purchase, dated April 20, 2001.

(a)(2)* Form of Letter of Transmittal.

(a)(3)* Form of Notice of Guaranteed Delivery.

(a)(4)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)* Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)* Text of joint press release issued by Parent and the Company, dated April 9, 2001.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Form of summary advertisement, dated April 20, 2001.

(a)(9)* Text of press release issued by Parent, dated May 18, 2001.

(a)(10) Text of press release issued by Parent, dated June 4, 2001.

(d)(1)* Agreement and Plan of Merger, dated as of April 6, 2001, among Parent, Purchaser and the Company.

(d)(2)* Stockholders Agreement, dated as of April 6, 2001, among Parent, Purchaser and certain current and former directors and officers of the Company.

* Previously filed.